ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

ORK – Amortisation of own shares

On 19 April 2007 the Annual General Meeting of Orkla adopted to reduce the company's share capital by NOK 6,250,000 by redeeming (amortising) 5,000,000 of the shares owned by Orkla ASA.

The amortisation (cancellation) of shares has now been carried out and the number of shares in the company has been reduced from 1,041,430,970 to 1,036,430,970. The share capital has been reduced from NOK 1,301,788,712.50 to NOK 1,295,538,712.50.

Following this amortisation Orkla owns 13,110,460 own shares. ,

Orkla ASA 3 September 2007

Contacts Orkla Investor Relations :
Rune Helland, Tel: +47 2254 4411

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Håkon Mageli

Håkon Mageli, SVP Corporate Affairs, has on 24 August 2007 bought 2,000 shares in Orkla ASA at a price of NOK 91.80 per share.

After this transaction, Håkon Mageli and his close associates own 50,503 shares and 65,000 options in Orkla ASA.

Orkla ASA
Oslo, 24 August 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification

Jan Thomsen, Chief Risk Officer in Orkla, has on 24 August 2007 bought 3,000 shares in Orkla ASA at a price of NOK 92.70 per share.

After this transaction, Jan Thomsen and his close associates own 5,478 shares and 30,000 options in Orkla ASA.

Orkla ASA
Oslo, 24 August 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification

Close associate to Karl Otto Tveter, SVP Legal Affairs in Orkla, has on 28 August 2007 bought 1,000 shares in Orkla ASA at a price of NOK 91.77 per share.

After this transaction, Karl Otto Tveter and his close associates own 19,951 shares and 55,000 options in Orkla ASA.

Orkla ASA
Oslo, 28 August 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification – Hilde Myrberg

Hilde Myrberg, Executive Vice President in Orkla, has on 23 August 2007 bought 1,300 shares in Orkla ASA at a price of NOK 93.30 per share.

After this transaction, Hilde Myrberg and her close associates own 5,028 shares and 15,000 options in Orkla ASA.

Orkla ASA
Oslo, 23 August 2007

Contact:
Siv M. Skorpen Brekke, Orkla Investor Relations,
Tel: +47 2254 4455

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

Trade subject to notification correction*

Hilde Myrberg, Executive Vice President in Orkla, has on 23 August 2007 bought 1,300 shares in Orkla ASA at a price of NOK 93.30 per share.

After this transaction, Hilde Myrberg and her close associates own 5,028 shares and 75,000* options in Orkla ASA.

Orkla ASA,
Oslo, 31 August 2007

IR contact:
Siv M. Skorpen Brekke, Investor Relations, Tel.: +472254 4455

END